Exhibit 99.45

SolarBank Partners with Rural Energy Development LLC (RED Renewables) on Co-Development Agreement

● SolarBank has partnered with U.S.-based Rural Energy Development LLC (RED Renewables), a provider of solar energy solutions to the commercial agricultural market

● The Co-Development Agreement provides for SolarBank to develop and construct solar energy projects introduced by Rural Energy Development LLC (RED Renewables)

Toronto, Ontario, June 13, 2023 — SolarBank Corporation (CSE: SUNN; OTCQX: SUUNF; FSE: GY2) (“SolarBank” or the “Company”) is pleased to announce a new partnership with Rural Energy Development LLC (“Red Renewables”) through a Co-Development Agreement (the “Agreement”) between the parties. Red Renewables is a North Carolina USA based provider of solar energy solutions that is focused on the agricultural and commercial markets. This partnership aims to accelerate the integration of solar power into agricultural and commercial operations, benefiting both the environment and farmers alike.

Under the Agreement, SolarBank and Red Renewables will combine their expertise and resources to identify, develop, and implement solar energy solutions tailored specifically for the unique requirements of the agriculture industry and service a growing pipeline of commercial opportunities. This focus will accelerate the opportunity for farmers and commercial customers with cost-effective and sustainable energy alternatives, reducing their carbon footprint, and optimizing their operations. After Red Renewables introduces an acceptable project to SolarBank, SolarBank shall be responsible for the financing, development and construction of the project.

“We are thrilled to partner with Red Renewables to bring solar power integration in the agriculture sector. By leveraging our combined expertise, we aim to create customized solar solutions that not only meet the unique energy needs of farmers but also contribute to a greener and more sustainable future,” said Dr. Richard Lu, Chief Executive Officer at SolarBank. “This collaboration aligns perfectly with our mission of providing clean, reliable, and affordable solar energy solutions to diverse industries.”

The agriculture sector has traditionally been an underserved market which has a substantial energy demand, relying heavily on traditional energy sources that are often expensive and environmentally damaging, typically in rural areas of America. By harnessing the power of the sun, SolarBank and Red Renewables aim to bring clean, renewable energy solutions to farmers, empowering them to operate more efficiently and sustainably, while reducing their dependence on fossil fuels.

“We are excited about this collaboration with SolarBank and the potential it holds,” added Robert Kalainikas, Managing Partner at Red Renewables. “By leveraging our collective strengths, we can accelerate the development and deployment of solar power projects in the agriculture sector. Our partnership with SolarBank will increase our offering to our clients. Customers can now take advantage of PPAs in addition to the traditional net metering options.”

The Company notes that the partnership with Red Renewables is subject to several risks. In order to develop a project, the Company and Red Renewables must agree on a suitable project location and development terms. There is no certainty that a project location will be identified or that the parties will agree on development terms. The development of any projects is subject to the continued availability of third-party financing arrangements for the Company. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar power, which could result in the projects under consideration by the parties no longer being economic. Further the forecasted MW capacity of a solar project may not be reached. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the statements in this press release.

About Red Renewables

Red Renewables provides custom solar energy solutions to the agricultural and commercial markets. Based out of Mooresville, NC, Red Renewables is the largest agricultural solutions provider in the Southeast USA. Every install is tailored specifically for the customer’s needs with a focus on the highest level of financial return. The company achieves this by developing solar solutions tailored to its customer’s needs using tier one materials backed by industry leading power production warranties. Red Renewables is a part of the agricultural community and understands the unique requirements of operating in a commercial farm operation. To learn more about RED Renewables, please visit www.redrenewables.com.

About SolarBank Corporation

SolarBank Corporation is an independent renewable and clean energy project developer focusing on distributed and community solar projects in Canada and the USA. The Company develops solar projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading solar markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 70 megawatts built. To learn more about SolarBank, please visit www.solarbankcorp.com.

For further information, please contact:

SolarBank Corporation

Tracy Zheng

Email: tracy.zheng@solarbankcorp.com

Phone: 416.494.9559

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies; expectations from the relationship with Red Renewables; the provision of custom solar power solutions to the agriculture industry; and the reduction of greenhouse gas emissions. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the final long form prospectus of the Company dated February 10, 2023, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of COVID-19 on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.